UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1.1 is the Sales Agreement, dated October 4, 2013, by and between DryShips Inc. (the “Company”) and Evercore Group L.L.C (the “Agent”) under which the Company may offer and sell an aggregate of up to $200,000,000 of the Company’s common shares, par value $0.01, from time to time through the Agent.

Attached hereto as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the common shares.

Attached hereto as Exhibit 99.1 is a copy of the press release of the Company, dated October 4, 2013, announcing the Company has entered into a sales agreement with the Agent.

This Report on Form 6-K and Exhibits 1.1 and 5.1 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333 -190951) that was filed with the U.S. Securities and Exchange Commission effective on September 3, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: October 10, 2013	By:	/s/ George Economou
George Economou Chief Executive Officer